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                             WANG LABORATORIES LOGO                    EXHIBIT 5
                                                                    May 10, 1999
Dear Stockholder:

     I am pleased to inform you that on May 3, 1999, Wang Laboratories, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Getronics NV, a company organized under the laws of The Netherlands ("Parent"), and Getronics Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent which was formed in connection with the Merger Agreement (the "Purchaser"). Pursuant to the Merger Agreement, the Purchaser today commenced a tender offer (the "Offer") to purchase (a) all the outstanding shares of common stock of the Company at $29.25 per share in cash and (b) all other outstanding equity instruments of the Company convertible into or exercisable for common stock at an amount in cash per instrument determined on an as converted or as exercised basis. Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") of the Purchaser with and into the Company, and all shares of common stock (and other equity instruments convertible into or exercisable for common stock) not purchased in the Offer will be acquired by Parent, through Purchaser, at the same price (except for the Series B Preferred Stock, which will become convertible into the right to receive, upon conversion, cash equal to $1,101.17).

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT AND HAS DETERMINED THAT THE TERMS OF EACH ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, including, among other things, the opinion of Credit Suisse First Boston Corporation, the Company's financial advisor, that, as of the date of such opinion, the consideration to be received by the holders of common stock of the Company pursuant to the Offer and the Merger is fair, from a financial point of view, to such stockholders. The full text of the opinion is attached as an exhibit to the Schedule 14D-9. Stockholders are urged to read the opinion carefully and in its entirety.

     Attached is a copy of the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission. The Schedule 14D-9 describes the reasons for the Board of Directors' recommendation and contains other important information relating to the Offer. Also enclosed is the Offer to Purchase, dated May 10, 1999, of the Purchaser, together with related materials, including Letters of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions on how to tender your shares. We urge you to read the Schedule 14D-9 and the enclosed materials carefully.

     Given these developments, we intend to adjourn the annual meeting of stockholders that is currently scheduled to be held on Wednesday, May 26, 1999, until Wednesday, June 23, 1999.
                                            Sincerely,
                                            /s/Joseph M. Tucci
                                            JOSEPH M. TUCCI
                                            Chairman and Chief Executive Officer